April 15, 2019

Max Rockwell
Chief Executive Officer
Gulf Chronic Care Inc.
12465 South Fort St.
Draper, Utah 84020

       Re: Gulf Chronic Care Inc.
           Amendment No. 1 to Offering Statement On Form 1-A
           Filed April 4, 2019
           File No. 024-10975

Dear Mr. Rockwell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2019 letter.

Amendment No. 1 to Form 1-A

Plan of Distribution, page 9

1. Please expand your plan of distribution discussion to clarify which individuals will be conducting the selling activities described by you.
Exhibits

2. Refer to prior comment 2. Please include all exhibits required by Paragraph 12 of Item 17 of Form 1-A, including, as examples, the legal opinion required as
Exhibit 12 and the
       correspondence required as Exhibit 15(a).
 Max Rockwell
Gulf Chronic Care Inc.
April 15, 2019
Page 2

       You may contact Suying Li at 202-551-3335 or Joel Parker, Senior Assistant Chief
Accountant at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell,
Special Counsel, at 202-551-3357 with any other questions.



                                                          Sincerely,

FirstName LastNameMax Rockwell                            Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameGulf Chronic Care Inc.
                                                          Mining
April 15, 2019 Page 2
cc:       Jack Brannelly, Esq.
FirstName LastName